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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69476

SEC Mail Processing Section MAR 01 2021 Washington DC 416

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Luminex Trading & Analytics LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 SEAPORT BOULEVARD, SUITE P3 - FIRST FLOOR
(No. and Street)

BOSTON	**MA**	**02210**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Irene Bilodeau — **781-985-6184** (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Edelstein & Company LLP **Babine, Robert**
(Name - if individual, state last, first, middle name)

160 Federal Street, 9th Floor	**Boston**	**MA**	**02110**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Irene Bilodeau, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Luminex Trading & Analytics LLC, as of 2/25 /21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Corporate Controller

Title

Notary Public

JAMES C. DOLAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 11, 2022

This report* contains (check all applicable boxes):

√	(a)	Facing page.
√	(b)	Statement of Financial Condition.
√	(c)	Statement of Income (Loss).
√	(d)	Statement of Cash Flows
√	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
√	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
√	(l)	An oath or affirmation.
√	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
√	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

We, Jonathan Clark, and Irene M. Bilodeau, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Luminex Trading & Analytics LLC, as of December 31, 2020, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
Jonathan Clark

Chief Executive Officer
Title

Signature
Irene M. Bilodeau

Corporate Controller & Financial Officer
Title

Subscribed and Sworn to before me
on this 25th day of February, 2021

Notary Public

JAMES C. DOLAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 11, 2022

edelstein

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
of Luminex Trading & Analytics LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Luminex Trading & Analytics LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Luminex Trading & Analytics LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Luminex Trading & Analytics LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Luminex Trading & Analytics LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Luminex Trading & Analytics LLC's auditor since 2018.

Edelstein & Company LLP

Boston, Massachusetts
February 25, 2021

LUMINEX TRADING & ANALYTICS LLC
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2020
(Dollars in thousands)

ASSETS		
Cash and cash equivalents	$	6,580
Receivable from clearing broker		595
Furniture and office equipment, net of accumulated depreciation $169		318
Software, net of accumulated amortization of $5,353		2,194
Right of use asset		164
Other assets		397
Prepaid expenses		2,002
Total assets	$	12,250
LIABILITIES		
Accrued expenses and other liabilities	$	1,625
Lease liability payable		164
Total liabilities		1,789
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		
Members' equity		10,461
Total liabilities and members' equity	$	12,250

The accompanying notes are an integral part of the financial statement.

(Dollars in thousands)

1. Organization:

Luminex Trading & Analytics LLC (the "Company") is majority owned by FMR Sakura Holdings, Inc. ("FMR Sakura"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal business of the Company is to provide an alternative equity trading system to its customers. The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

FMR Sakura has a 60.8% ownership stake in the Company; Fidelity Management & Research Co. ("FMR Co."), an affiliate of FMR Sakura, is also a customer of the Company. The remaining equity of 39.2% is owned by eight buy side asset management companies, who are also customers of the Company. The Company has only one class of ownership.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities, the reported amounts of revenues and expenses, as well as the risks and uncertainties associated with the ongoing COVID-19 global pandemic. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash and cash equivalents as cash on hand, money market funds, demand deposits, and time deposits with original maturities of less than 60 days. The Company's policy is to invest excess cash into money market funds. The money market fund is a highly liquid open-end mutual fund that invests in short-term investment grade securities. Cash amounts held at bank may at times exceed federally insured limits. Money market funds are reported at net asset value and are considered a Level 1 investment in the Fair Value Hierarchy.

Furniture and Office Equipment

Furniture and office equipment is stated at cost less accumulated depreciation on December 31, 2020. Depreciation is computed using the straight-line method based on estimated useful lives of three to five years. Maintenance and repairs are charged to expense when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. Depreciation expense for the year ended December 31, 2020 was $168. The accompanying notes are an integral part of the financial statement.

2. Summary of Significant Accounting Policies (Continued):

Capitalized Internal-Use Software Costs

The Company capitalizes certain costs related to the development of its trading platform and software used in operations. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality. Amortization is computed using the straight-line method based on estimated useful lives of three years. The Company reviews the amounts capitalized for impairment whenever any events or changes and circumstances indicate that the carrying amounts of assets may not be recoverable. Amortization expense of $1,460 was recorded in 2020.

Impairment of Long-Lived Assets

Long-lived assets, such as furniture, office equipment, and capitalized internal-use software costs are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company assesses factors such as significant underperformance of its operations in relation to expectations, significant negative industry or economic trends, customer turnover and utilization of services, or carrying costs in deciding whether to perform an impairment review. Based on these qualitative factors, the Company believed an impairment review was not necessary during 2020.

Income Taxes

The Company is subject to flow-through treatment for federal income tax purposes, which generally allows taxable income, deductions, and credits to flow directly to the Company's ownership consortium members. All members are individually responsible for reporting their share of the Company's income or loss.

The Company has reviewed the tax positions for all open tax years, based on the statutes of limitations for tax assessments which vary by jurisdiction (if applicable) and has concluded that no provision for income taxes is required. In the normal course of business, the Company is subject to examination by applicable tax jurisdictions. As of December 31, 2020, the tax years that remain subject to examination by applicable tax jurisdictions under the statute of limitations are from the year 2017 forward (with limited exceptions). The potential tax liability is also subject to ongoing interpretation of laws and taxing authorities.

Leases

The Company accounts for leases under ASU 2016-02, *Leases, Topic 842*. This guidance requires that lessees in a leasing arrangement recognize a right-of-use asset and a lease liability for all leases with a lease term greater than one year. Lease right-of-use assets ("ROU") and liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating lease ROU assets are calculated as the present value of the lease payments plus initial direct costs, plus prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. Lease expense is recognized on a straight-line basis over the lease term.

(Dollars in thousands)

2. Summary of Significant Accounting Policies (Continued):

Leases (Continued)

The Company has elected not to recognize an ROU asset and obligation for leases with an initial term of twelve months or less. For the year ended December 31, 2020, the Company had one operating lease for which a ROU asset and liability was recorded using a discount rate of 3%.

Accounting for Cloud Computing Costs

The Company accounts for cloud computing costs under ASU 2018-15, *Intangibles-Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract.* ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). ASU 2018-15 also requires amortization expense to be recognized in the same line item as the related fees associated with the arrangement and related capitalized implementation costs be presented in the same line as the prepayment for the hosting fee.

3. Commitments and Contingencies:

Leases

The Company leases its offices space in Boston, Massachusetts under a long-term, non-cancelable operating lease agreement from an affiliate of FMR Sakura. The lease agreement was expiring on December 31, 2020 and was extended through December 31, 2022.

Future minimum lease liability maturities on December 31, 2020, were as follows:

2021	$	84
2022		84
		169
Less discount to present value		5
	$	164

Development and Maintenance Agreement

The Company has commitments under a development, maintenance, and support agreement for a new trading platform. Payments for development costs under this agreement are capitalized in accordance with ASU 2018-15 and amortized over three and six years. As of December 31, 2020, the Company capitalized $1,650 of development costs and recognized $71 of related amortization expense for the year ended December 31, 2020. Development costs net accumulated amortization are included in prepaid expenses on the statement of financial condition.

(Dollars in thousands)

3. Commitments and Contingencies (Continued):

Litigation

In the normal course of business, the Company may be named as a defendant in legal actions and is subject to regulatory inquiries. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated. There were no outstanding legal matters as of December 31, 2020.

Credit risk

The Company has exposure to credit risk, through indemnification provisions in the clearing agreement, associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions that can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral with NFS in compliance with various regulatory and internal guidelines, if applicable. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing the credit standing of each client with which it conducts business.

Guarantees

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability, or capital security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Other Contractual Commitments

The Company also has $487 of non-cancellable other contractual commitments as of December 31, 2020 primarily related to support and maintenance of its network infrastructure. These contractual commitments expire at various dates during three year period.

4. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company is following the basic method which requires the maintenance of minimum net capital at an amount equal to the greater of $100 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. On December 31, 2020, the Company had net capital of $5,679 which exceeded its minimum requirement by $5,571.

(Dollars in thousands)

5. Transactions with Related Parties:

The Company receives various trading, clearing, execution, and administrative services from NFS on at-will basis until termination upon written notice to NFS. The Company also has a separate agreement with NFS for a perpetual software license which the Company can terminate upon written notice to NFS. Lastly, the Company enters into service agreements with NFS to receive technology and maintenance support of hardware and software.

The Company incurred $609 for software development during the year ended December 31, 2020. The Company maintains a demand deposit account and a money market fund with one of its ownership members. The balance was $6,580 as of December 31, 2020. The Company holds a $595 receivable from NFS.

Accrued expenses include amounts due to affiliates of $12.

6. Employee Benefit Plans:

The Company sponsors a 401(k) plan (the "Plan") which covers all eligible employees. The Plan is qualified plan that may provide for a discretionary contribution or a matching contribution each year. The expense for the year ended December 31, 2020 was $256.

In 2018, the Company established a new non-qualified deferred compensation incentive plan (the "2018 Plan") for certain key employees. Total compensation under the plan is limited to $725 and vests over a three-year period. Payment of vested amounts is subject to the employee still being employed with the Company at the time payment occurs. The first payment of $242 was made in January 2020 and the second payment of $242 was made in January 2021. The final payment will be $241 and will be made in January 2022.

In 2020, the Company established a new non-qualified deferred compensation incentive plan (the "2020 Plan") for certain key employees. Total compensation under the plan is limited to $358 and vests over a three-year period. Payment of vested amounts is subject to the employee still being employed with the Company at the time payment occurs. The first payment of $119 will be made in January 2022 and the second payment of $119 will be made in January 2023. The final payment will be $120 and will be made in January 2024.

As of December 31, 2020, there was $242 of vested and unpaid compensation accrued and included in accrued expenses and other liabilities balance on the statement of financial position. The Company will make the following payments in accordance with the vesting schedule for the years ended December 31:

2020	$242
2021	242
2022	360
2023	119
2024	120

7. Uncertainty Regarding the Impact of COVID-19:

The Company's Business could be adversely affected by the effects of the ongoing COVID-19 pandemic, which continues to have a negative impact on the local, regional, national, and global scale. In response to this coronavirus outbreak, the governments of many countries, states, cities, and other geographic regions have taken preventative or protective actions such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

8. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through February 25, 2021, the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020, in addition to those disclosed in Note 6.